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WRITER’S DIRECT LINE

904.633.8913

mkirwan@foley.com EMAIL

CLIENT/MATTER NUMBER

100830-0118

October 30, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

Washington, D.C. 20549

Re:	Processa Pharmaceuticals, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 9, 2018 File No. 333-226428

Dear Sir or Madaam,

On behalf of Processa Pharmaceuticals, Inc. (“the Company” or “Processa”), we are responding to the comments of the staff of the Division of Corporate Finance of the United States Securities and Exchange Commission set forth in your letter to Dr. David Young, Processa’s Chief Executive Officer, dated October 24, 2018. Your comments are reproduced below in bold, followed in each case by our response on behalf of the Company.

Amendment No. 2 to Form S-1

Description of Business, page 37

1.	We note your revised disclosures in response to prior comment 3. However, please further clarify your disclosure to explain how you identified RIF in head and neck cancer patients as an indication to treat with PCS-499 by expanding the ninth paragraph on page 37.

Response

The Company has expanded Description of Business to further clarify how the Company identified RIF in head and neck cancer patients as an indication to treat with PCS-499.

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

October 30, 2018

2.	We note your revised disclosure in response to prior comment 4 regarding the prior trials. Your revised disclosure describes five prior trials, but you state in the ninth paragraph on page 37 that there were six clinical trials, including two studies in patients with chronic kidney disease. Please reconcile your disclosures or revise to add similar disclosure regarding this prior trial. Additionally, we refer to your statement regarding the most common adverse events associated with PCS-499 in the 11th paragraph on page 37. Please revise to disclose all serious adverse events, even if they were later determined not to be related to PCS-499.

Response

The Company has revised Description of Business to discuss clearly all prior trials and their results. Furthermore, the Company has expanded disclosure regarding all serious adverse events which were associated with the Phase 2 studies.

3.	Please revise the second sentence in the 11th paragraph on page 37 to clarify the number of patients involved in the Phase 2 trial. Please also describe the primary and secondary endpoints in terms of their objective data points, and whether the endpoints were met.

Response

The Company has revised Description of Business to clarify the number of patients included and has expanded the description of the primary and secondary endpoints in terms of their objective data points and whether the endpoints were met.

If you should have any additional questions, please contact me at (904) 633-8913.

Sincerely,

/s/ Michael B. Kirwan
Michael B. Kirwan

MBK:arm

cc:	Dr. David Young, Chief Executive Officer
John J. Wolfel, Esq.
Neda A. Sharifi, Ph.D., Esq.